# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMEENERGY RESOURCES CORP, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 02/13/2025
Filed by CIK 0001015915
Persons authorized to receive notices and communications: Charles E. Drimal, Jr., 9821 KATY FREEWAY, HOUSTON, Texas (TX), 77024, (203) 358-5700

## Reporting persons
- DRIMAL CHARLES E JR (CIK 0001015915): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,218,144; shared voting power 0; sole dispositive power 1,218,144; shared dispositive power 0; aggregate amount beneficially owned 1,218,144 (50.4% of the class)
  Comment: Includes 520,644 shares as to which Mr. Drimal has sole voting and investment power, 697,500 shares subject to options, all presently exercisable.
  
  Based on (i) 1,717,500 shares of Common Stock outstanding as of November 14, 2024 as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, and (ii) 697,500 shares subject to options, all presently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: PRIMEENERGY RESOURCES CORP
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: Charles E. Drimal, Jr.
Residence or business address: 9821 Katy Freeway, Houston, TX 77024
Present principal occupation or employment: Mr. Drimal is the Chairman, Chief Executive Officer and President of the Issuer.
Criminal convictions in the last five years: Mr. Drimal has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Drimal has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United states

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
No Shares were bought or sold by Mr. Drimal. This Amendment No. 9 is being filed solely to report an increase in the beneficial ownership due to a reduction in the Issuer's outstanding Shares.

Other than as reported in Item 5 below with respect to Mr. Drimal's rights to exercise options to acquire Shares, Mr. Drimal has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Included in the number of Shares reported as beneficially owned by Mr. Drimal are 520,644 Shares as to which Mr. Drimal has sole voting and investment power and 697,500 Shares subject to options from $1.00 - $1.25, all presently exercisable. Based on (i) 1,717,500 Shares outstanding as of November 14, 2024 as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, and (ii) 697,500 Shares subject to options, all presently exercisable, Mr. Drimal may be deemed the beneficial owner of 50.4% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Included in the number of Shares reported as beneficially owned by Mr. Drimal are 520,644 Shares as to which Mr. Drimal has sole voting and investment power and 697,500 Shares subject to options from $1.00 - $1.25, all presently exercisable. Based on (i) 1,717,500 Shares outstanding as of November 14, 2024 as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, and (ii) 697,500 Shares subject to options, all presently exercisable, Mr. Drimal may be deemed the beneficial owner of 50.4% of the Issuer's outstanding Shares.
Transactions in the class effected during the past sixty days: Mr. Drimal did not effect any transactions in Shares in the sixty days prior to the filing of this Statement.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- DRIMAL CHARLES E JR: /s/ Charles E. Drimal, Jr., Charles E. Drimal, Jr. (02/13/2025)